Filed by URS Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Washington Group International , Inc.
Commission File No. of Subject Company: 001-12054
[The following is our August 2007 investor presentation.]

Investor Presentation
August 2007

Statements contained in this presentation that are not historical facts may constitute forward-looking statements, including statements relating to future revenues and business trends, future earnings, future timing of and the satisfaction of conditions to the Company’s merger with Washington Group International, future outstanding shares and future economic and industry conditions. The Company believes that its expectations are reasonable and are based on reasonable assumptions. However, such forward-looking statements by their nature involve risks and uncertainties. We caution that a variety of factors could cause the Company’s business and financial results to differ materially from those expressed or implied in the Company’s forward-looking statements. These factors include, but are not limited to: an economic downturn; changes in the Company’s book of business; the Company’s compliance with government contract procurement regulations; the Company’s ability to procure government contracts; the
 Company’s reliance on government appropriations; the ability of the government to unilaterally terminate the
 Company’s contracts; the Company’s ability to make accurate estimates and control costs; the Company’s and our partners’ ability to bid on, win, perform and renew contracts and projects; environmental issues and liabilities;
 liabilities for pending and future litigation; the impact of changes in laws and regulations; the Company’s ability to maintain adequate insurance coverage; a decline in defense spending; industry competition; the Company’s ability to attract and retain key individuals; employee, agent or partner misconduct; risks associated with changes in equity-based compensation requirements; the Company’s leveraged position and ability to service the Company’s debt; the Company’s future indebtedness upon the completion or termination of the Company’s proposed merger with
 Washington Group International; risks associated with international operations; business activities in high security risk countries; project management and accounting software risks; terrorist and natural disaster risks; the Company’s relationships with its labor unions; the Company’s ability to protect its intellectual property rights; anti-takeover risks and other factors discussed more fully in the Company's Form 10-Q for the quarter ended June 29, 2007, and in the
 Company’s preliminary joint proxy statement/prospectus, as amended, filed on July 19, 2007 with the Securities and
 Exchange Commission (the “SEC”) as well as in other reports filed from time to time with the SEC. These forward-looking statements represent only the Company’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. The Company assumes no obligation to revise or update any forward-looking statements.
Forward Looking Statement

Additional Information and Where to Find It
● In connection with the proposed transaction, URS Corporation (“URS”) and Washington Group
 International (“Washington Group”) filed a preliminary joint proxy statement/prospectus, as amended, with the SEC on July 19, 2007, and URS intends to file a registration statement on Form S-4.
 Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy statement/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents which URS filed with the SEC by contacting URS Investor
 Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents which Washington Group filed with the SEC by contacting Washington Group Investor Relations at
 866-964-4636.
● URS,Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus of URS and
 Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its
 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended.
 These documents are available free of charge at the SEC’s website at www.sec.gov and from Investor
 Relations at URS and Washington Group as described above.

THE CONSTRUCTION WEEKLY
ENR
Engineering News-Record
URS
Ranked Industry's #1 Design Firm
For the Seventh Consecutive Year
The Top 500 Design Firms
Firms are using acquisitions and technology to keep pace with torrid, changing markets

URS

* Source: ENR Magazine, April 2007, The Top 500 Design Firms
URS Company Overview
     Successful growth strategy
– #1 engineering & design services
 firm in U.S.*
– Tier 1 Federal contractor
– Two operating divisions
– Approximately 30,000 professionals
 in more than 20 countries

Key Investment Highlights
• Attractive Operating Risk Profile
– Deliver professional services
– Flexible cost structure
– Diversified markets, services, clients, and geographies
• Positioned for Future Growth
– Acquisition strategy has created a critical mass
– All client sectors poised for long-term growth, driven by:
● Growth in the economy
● Strength in end-markets
● Growing $13.9 Bn book of business
• Financial Strength
– Strong cash flow generation
– Low capital requirements to support growth
– Financial position getting stronger

Washington Group International
Woodward-Clyde
EG&G
Greiner
(Revenues, $Bn)
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$0.1
$0.3
$0.4
$0.8
$1.4
$2.2
$2.3
$2.4
$3.2
$3.4
$3.9
$4.2
$4.0
$4.8
1990
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

URS

A Successful Track Record of Integrating Acquisitions
(1) Based on combined 2007 revenues as if the transaction closed on 1/1/07; $4.0Bn and $4.8Bn of revenues for Washington Group International and URS, respectively, based on the most recent guidance (middle of the range for Washington Group International).
(2) Ranking by ENR Magazine for the respective year.
Commercial / Industrial
$8.8(1)
URS Market
 Position(2)                     #17        #7          #6          #2          #1         #1          #1          #1         #1          #1          #1          NA
Infrastructure/
Public Sector
Transportation
International
Expansion
PM/CM, Transit, Private Sector
Federal O&M
Successful Execution of Growth Strategy

State & Local Government
International
Private Industry
Federal - EG&G
Federal - URS
22%
11%
30%
10%
27%
Q2’07 Revenues
41%
Diversified Revenue Base

URS
EG&G
● FY06 revenues: $1,451 MM
● Tier 1 federal contractor for
 support services
Defense Systems
7%
74%
19%
Installations and
 Logistics
Homeland Security
* Source: ENR Magazine, April 2007, The Top 500 Design Firms
Transportation
Environmental
Facilities
Water / Wastewater
Industrial
Infrastructure &
Process
25%
15%
20%
30%
10%
Diversified Market Portfolio
● FY06 revenues: $2,805 MM
● #1 engineering design services
 firm in U.S.*

• Serve over 25 federal agencies
– 85% DoD and Homeland Security
• Key Markets
– Defense systems
– Homeland security
– Installations and Logistics
– Environmental
– Facilities
Toole Chemical Agent Disposal Facility
Sandra Day O’Connor US Courthouse
Federal Sector: Business Overview

700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
$ Billions
FY05
FY06
FY07
FY08
Total 051
O&M

Milcon & Housing 4%
Other 2%
Rev & Mgmt 1%
RDT&E 12%
Military Personnel 22%
Procurement 22%
O&M 37%

40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
$ Billions
FY07
FY08
FY09
FY10
FY11
Discretionary
Addressable

Source: DoD
FY08 Budget Request
DoD Topline Budget
Source: DoD FY08 Budget Submission
DHS Topline Budget
Significant O&M Spending
2008 DoD Request With Supplemental
Source: URS estimates based upon
GEIA Vision 2006 Forecast.
3.6% CAGR FY07-FY11
9.8% CAGR FY05-FY08
Federal Sector: Long Term Growth Drivers
● Increasing DoD and DHS budgets; continued outsourcing trend
● Significant growth in O&M spending and military construction; O&M spending forecast to increase to over $235 Bn in FY08
● High operational tempo impact on platforms
● FY08 $483 Bn DoD baseline request plus $142 Bn FY08 DoD Supplemental request
● Major base realignment and closure (BRAC) program- $20 Bn market;
 $10 Bn addressable by URS

Federal Sector: Projects
• Contract Field Teams (CFT) - U.S. Air Force/
 U.S. Army
– DOD contractor providing maintenance and
 repair services to military ground and aviation
 systems worldwide
• Undergraduate Flight Training (UFT)- U.S. Air
 Force
– Aircraft flight training for pilot trainees
 including academics, simulator instruction and
 curriculum development
• Hickam Air Force Base- U.S. Air Force
– Provide design and construction services for a
 60,000 sq. ft. corrosion control hangar and
 20,000 sq. ft. maintenance shop to support
 the beddown of C-17 aircraft

Los Angeles Central Library
• Key markets
– Transportation
– Facilities
– Water/Wastewater
• Competitive advantages
– Presence in all 50 states
– Long term relationships
• Long term growth drivers
– Strength of state budgets
– Growing demand to rebuild and
 upgrade aging infrastructure
– Bond measures
– SAFETEA-LU funding
– Public Private Partnerships
Baltimore/Washington International Airport
17th Street Causeway Bridge
State and Local Sector: Business Overview

• Sacramento-San Joaquin Delta
– Project management, geotechnical, civil
 and environmental design, and
 construction inspection of California’s
 eroding levee system
• Homeland Security
– Vulnerability assessments, exercises
 supported by state and local grant
 programs
– EG&G expertise, URS office network
• I-80 East (San Francisco) to I-580 East
 (Oakland) Connection
– Emergency demolition of upper roadway
– Construction services to one of the
 busiest freeway interchange complexes
 in the U.S.
State/Local Sector: Projects

SOUTHERN COMPANY
Energy to Serve Your World®

TVA

bp

Dow

DUPONT

URS

• Strong recurring revenue base
– Growing importance of Master Service Agreements (MSAs)
– Approximately 2,300 clients, including more than half of
 Fortune 500
• Broad range of services
– Environmental engineering and compliance support
– Process engineering
– Facilities design
• Long term growth drivers
– Economic growth
– Outsourcing trends: consolidation of suppliers
– Increasing significance of MSAs
– Environmental regulations
• Growing market for SO2 reduction
Private Sector: Business Overview

Private Sector: Projects
• Tennessee Valley Authority
– $1.5 Bn multi-year flue gas
 desulphurization (FGD) scrubber
 program
– A 60/40 JV with Mitsubishi Heavy
 Industries; JV controlled by URS

• BP Environmental Program
– Providing investigation, environmental
 consulting and remediation services
– Two multi-year contracts with maximum
 value of $130 MM
• DuPont Outsourcing Partnership
– Exclusive relationship for environmental
 services
– On-going since 1997

THIS NOTE IS LEGAL TENDER
FOR ALL DEBTS, PUBLIC AND PRIVATE

URS

       Financial Review

As of June 29, 2007		As of Dec. 29, 2006	
Current Assets	$	1,422	$	1,374
Property and Equipment, net		170		163
Goodwill		1,007		989
Other Assets		36		55
Total Assets	**$**	**2,635**	**$**	**2,581**
Current Liabilities excluding current portion of long-term debt	$	751	$	767
Total Debt		132		169
Other Liabilities		146		135
Minority Interests		7		3
Stockholders' Equity		1,599		1,507
Total Liabilities and Stockholders' Equity	**$**	**2,635**	**$**	**2,581**

Balance Sheet ($ in millions)

Three Months Ended	
	June 29, 2007	June 30, 2006
Revenues	$ 1,247	$ 1,070
Direct operating expenses	835	691
Gross Profit	412	379
Indirect, general and admin. expenses *	345	317
Operating Income *	67	62
Interest expense	4	6
Income before taxes	63	56
Income tax expense	26	24
Net Income	$ 37	$ 33
Fully Diluted EPS	$ 0.70	$ 0.63
Diluted weighted average shares	53	52

URS

* Indirect, general and admin. expenses and operating income include minority interest.
Income Statement ($ in millions, except per share data)

Three Months Ended June 29, 2007	Three Months Ended June 30, 2006
Operations:		
Net income	$ 37	$ 33
Depreciation and amortization	10	10
Changes in assets and liabilities	19	2
Other	7	6
Net cash from operating activities	**73**	**51**
Other:		
Capital expenditure	(8)	(5)
Debt payments, net of borrowings	(39)	(61)
Proceeds from ESPP and stock option exercises	1	9
Proceeds from common stock offering, net of related expenses	-	-
Other	(28)	23
Total Other	**(74)**	**(34)**
Net change in cash	(1)	17
Cash & cash equivalents at beginning of period	65	60
Cash & cash equivalents at end of period	**$ 64**	**$ 77**

URS

Cash Flow Statement ($ in millions)

($ MM)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
$1,358
$2,893
$1,150
$3,662
$1,367
$3,550
$1,333
$3,823
$1,092
$5,065
$1,476
$3,838
$1,010
$5,178
$1,580
$4,637
$1,136
$5,028
$1,951
$5,748
FY 2003
FY 2004
FY 2005
FY 2006
Q2'07

URS

Backlog
Designations
IDCs
Option Years
$12,405
$9,063 *
$10,073 *
$11,471
$13,863
* As of October 31, 2003 and October 31, 2004, respectively.
Growing Book of Business ($ in millions)

Creating a Well Diversified “Single-Source”
Engineering, Construction and Management
Services Company
(1) Based on combined 2007 revenues as if the transaction closed on 1/1/07; $4.0Bn and $4.8Bn of revenues for Washington Group International and URS, respectively, based on the most recent guidance (middle of the range for Washington Group International).
Washington Group Acquisition: Strategic Rationale
• Leadership Positions in Key Growth Markets
– Infrastructure and Power
– DoE and DoD
• Industry Leading Global Scale
– Combined revenues of $8.8 Bn(1) and 55,400
 employees and projects in over 20 countries
• Broader Service Capabilities
– From Front-End Engineering to O&M
– Larger and more complex full-service program
 management
• Strong Financial Position
– Industry leading revenue and EBITDA
– Strong backlog and cash flows

Per Share Consideration
● $43.80 in cash and 0.772 share of URS stock
● Valued at $80.00 per Washington Group share based on
 URS closing price on 5/25/07 of $46.89
● Implied consideration mix of 55% cash / 45% stock
● Post transaction, Washington Group stockholders will
 own approximately 32% of URS

Transaction Value	● $2.6 Bn Equity Value as of 5/25/07
Financing	● Fully committed financing for cash portion of consideration
Tax Consideration	● Stock portion of merger consideration intended to be tax-free to Washington Group stockholders
Approval Process	● URS and Washington Group stockholder approvals ● Regulatory and government approvals
Expected Closing	● 2H 2007, subject to customary closing conditions
Transaction Overview

Who is Washington Group International?
• Integrated engineering, construction and
 management services company
• Well positioned in key growth markets
– Power (Fossil and Nuclear)
– Infrastructure
• #1 DOE environmental management firm
• Strong Positions in
– Defense, Industrial/Process, and Mining
•    2006 Revenue: $3.4 Bn
    2006 EBITDA: $168 MM
    2006 Net Income: $81 MM
• 25,000 employees in 30 countries

E&E
Power
Mining
I/P
Infrastructure
Defense
$100 Billion*
New Commercial Nuclear Power
$2 Trillion*
Oil & Gas Development
$3.6 Trillion*
Water Resources
$60 Billion*
Oil Sands Development
$30 Billion*
U.K. Nuclear Cleanup
$160 Billion*
New Mining Projects
$1.6 Trillion*
Global Homeland Security & Threat Reduction

Technical
Consulting
Engineering
& Design
Construction
Facility
Start-up
Operations &
Maintenance
Shut-down &
Decommission
Project
Development
Project
Management
* Source: Washington Group International, Inc.
Washington Group’s Fast Growing Global Markets

Combined Company Summary
• 4th largest public E&C company
• #1 Engineering Design Services firm
• #1 DOE environmental management firm
• Tier 1 Federal contractor
• Industry leading scale
• Leader in safety
• 55,400 employees and projects in over 20
 countries
• 2007 combined revenues of $8.8 Bn

Capital Structure
• Estimated debt at closing:  $1.4 Bn
–  Consideration includes 45% equity to optimize capital
   structure
–  Estimated Debt/Total Cap of 34% at Closing
–  Estimated Debt/EBITDA of ~3.4x is very manageable and
   lower than our past acquisitions
• Committed to deleveraging and maintaining a strong balance sheet
–  Significant combined free cash flow generation
–  URS has demonstrated its ability to de-lever post acquisitions
   (from nearly $1 Bn in 2002 to $0.2 Bn in 2006)
–  Sufficient capacity for Letters of Credit and bonding needs

Financial Benefits
• Cash EPS expected to be Accretive
 in 2008 and beyond
– GAAP EPS neutral to accretive
 in 2008 and accretive in 2009
 and beyond
– Does not include impact of
 potential revenue synergies
• Combined Backlog > $11 Bn
• Industry Leading EBITDA
• Strong Cash Flows

(1)  Interest expense includes write-off of deferred financing fees of $5.1 MM for Washington Group
In addition to the financial measures prepared in accordance with GAAP, we use the non-GAAP financial measure "EBITDA."  EBITDA is defined as net earnings (loss)
before interest, taxes, depreciation and amortization expense.  EBITDA is not a measure of operating performance under GAAP.  We believe that the use of this non-GAAP measure helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts.  When analyzing our operating performance, investors should not consider this non-GAAP measure as a substitute for net income prepared in accordance with GAAP.
2006 EBITDA Reconciliation
Washington
($ MM)
URS
Group
Combined
Net Income
113.0

80.8

Taxes
83.9

30.6

Interest Expense
(1)
19.7

11.3

Depreciation and Amortization
38.0

45.0

EBITDA
254.6

167.7

422.3

EBITDA Reconciliation

Corporate Office
600 Montgomery Street, 26th Floor
San Francisco, CA 94111
investor_relations@urscorp.com